Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended and as of December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Computation of earnings:
Income (loss) before income taxes	(307.1)	(28.7)	(77.8)	74.6	186.3
Plus: fixed charges	55.4	54.0	50.2	35.0	23.5
Less: capitalized interest	(1.6)	(2.3)	(1.6)	(1.1)	0.9
Earnings	(253.3)	23.0	(29.2)	108.5	210.7
Computation of fixed charges
Interest expense, net	52.6	50.4	47.5	33.1	21.5
Capitalized interest	1.5	2.3	1.6	1.1	0.9
Interest portion of operating lease expense	1.3	1.3	1.1	0.8	1.1
Fixed charges	55.4	54.0	50.2	35.0	23.5
Ratio of earnings to fixed charges	(4.6)	0.4	(0.6)	3.1	9.0
(a) Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the affected period is presented below.
	Year ended and as of December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Coverage deficiency - earnings to fixed charges	(308.6)	—	(79.4)	—	—